VIA EDGAR

July 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re: Fifth Era Acquisition Corp I

Draft Registration Statement on Form S-1

Submitted June 17, 2024

CIK No. 0002025401

Ladies and Gentlemen:

Fifth Era Acquisition Corp I (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 15, 2024, relating to the Draft Registration Statement on Form S-1, submitted by the Company with the Commission on June 17, 2024 (the “Draft Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted June 17, 2024

Summary

Business Combination Criteria, page 6

1.	We note your disclosure that you intend to focus your search for a target company with an enterprise value of between $1 billion to $3 billion. Please explain in greater detail how you intend to raise additional capital, given the gap between the net proceeds of the offering and the possible value of the target company. Please expand your discussion of the possible financing methods you intend to use in order to complete a business combination.

The Company acknowledges the Staff’s comment and has updated the disclosure on pages 6 - 7 and 107 of Amendment No. 1 accordingly.

The Offering

Founders Shares, page 15

2.	Please clarify here and elsewhere whether or not the non-managing sponsor investors will have any right to exercise the private placement warrants in connection with the purchase of non-managing sponsor membership interests.

The Company acknowledges the Staff’s comment and has updated the disclosure on pages 22 and 153 of Amendment No. 1 accordingly.

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business

Combination, page 44

3.	We note your disclosure on pages 29 and 48 that if you seek shareholder approval of our initial business combination, your sponsor, initial shareholders, directors, officers and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination. Please reconcile this disclosure with your disclosure on pages 28 and 48 stating that any purchases made by your sponsor, directors, officers, advisors or their affiliates would be in compliance with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The Company acknowledges the Staff’s comment and has updated the disclosure throughout Amendment No. 1 accordingly.

If we are deemed to be an investment company under the Investment Company Act..., page 54

4.	We note on pages 54-56 your risk factor disclosure addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 59 of Amendment No. 1 accordingly.

Report of Independent Registered Public Accounting Firm, page F-1

5.	Please include a signed audit report in your next amendment. Refer to Rule 2-02 of

Regulation S-X.

The Company acknowledges the Staff’s comment and has included a signed audit report on page F-2 of Amendment No.1 accordingly.

Exhibits

6.	We note your disclosure in the registration statement that the exclusive forum provision will not apply to Exchange Act claims but will apply to Securities Act claims arising out of the warrant agreement. The form of warrant agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims but does not address whether this applies to Securities Act claims. Please confirm whether these provisions will apply to Securities Act claims and please revise exhibit 4.4 accordingly.

The warrant agreement provides that the exclusive forum provision will apply to all actions, proceedings or claims against the Company arising out of or relating in any way to the warrant agreement; provided that such provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. In our view, the warrant agreement need not specifically address Securities Act claims, because we are not aware of any Securities Act provisions that provide for the sole and exclusive forum in the federal district court of the United States of America. Our reference in the registration statement to claims under the Securities Act was based on prior Staff comments in other transactions specifically requiring a registrant to reference Securities Act claims in the section of the registration statement dealing with exclusive forum provisions. We direct the Staff, however, the disclosure on pages 87 and 89 of Amendment No. 1 to the effect there is uncertainty as to whether a court will enforce that provision and that investors cannot waive compliance with Federal securities laws and the rules and regulations thereunder.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mitchell Mechigian
Mitchell Mechigian, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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